Sticker to Prospectus

The Prospectus for ICON ECI Fund Sixteen (“Fund Sixteen”) consists of (1) this sticker, (2) the Prospectus, dated July 1, 2013, (3) the Supplement No. 1, dated August 9, 2013, (4) the Supplement No. 2, dated November 12, 2013 and (5) the Supplement No. 3, dated December 11, 2013, which (i) contains information related to the current status of the offering, (ii) contains certain information relating to compensation paid to certain affiliates of Fund Sixteen and certain non-affiliates, and (iii) provides disclosure on certain escrow requirements for the Commonwealth of Pennsylvania.

Filed Pursuant to Rule 424(b)(3)
File No. 333-185144

ICON ECI FUND SIXTEEN

SUPPLEMENT NO. 3
DATED DECEMBER 11, 2013

TO PROSPECTUS DATED
JULY 1, 2013

Summary

    ICON ECI Fund Sixteen (“Fund Sixteen”) is providing you with this Supplement No. 3, dated December 11, 2013 (“Supplement No. 3”), to update the Prospectus, dated July 1, 2013 (the “Prospectus”), as amended by Supplement No. 1, dated August 9, 2013 (“Supplement No. 1”) and Supplement No. 2, dated November 12, 2013 (“Supplement No. 2”).  The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1 and Supplement No. 2. This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1 and Supplement No. 2.

    The primary purposes of this Supplement No. 3 are to:

•	Describe the current status of the offering;

•	Provide certain information relating to compensation paid to certain affiliates of Fund Sixteen and certain non-affiliates; and

•	Provide disclosure on certain escrow requirements for the Commonwealth of Pennsylvania.

Current Status of the Offering

    The initial closing date for Fund Sixteen was November 12, 2013, the date on which Fund Sixteen had raised $1,200,000 and reached the minimum offering amount. As of December 6, 2013, Fund Sixteen had not raised the $12,500,000 minimum offering amount for the Commonwealth of Pennsylvania.  As of December 6, 2013, 1,613 Class A shares have been sold to 41 Class A shareholders and 65 Class I shares have been sold to 1 Class I shareholder, representing an aggregate of $1,669,195 of capital contributions to Fund Sixteen.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

    Through December 6, 2013, Fund Sixteen paid or accrued the following sales commissions and fees in connection with its offering (i) sales commissions to third parties in the amount of $113,892 and (ii) dealer-manager fees to an affiliated party in the amount of $32,080. Through December 6, 2013, organizational and offering expenses in the amount of $925,053 were paid or accrued by ICON Capital, LLC, Fund Sixteen’s investment manager (the “Investment Manager”), or its affiliates on behalf of Fund Sixteen. Organizational and offering expenses were paid or accrued entirely by the Investment Manager or its affiliates on behalf of Fund Sixteen prior to Fund Sixteen achieving its minimum offering amount on November 12, 2013, following which, all or a portion of such expenses already paid or accrued, as well as all or a portion of ongoing organizational and offering expenses, will be incurred and paid by Fund Sixteen. These fees and expense reimbursements are described on pages 35 through 39 of the Prospectus.

Commonwealth of Pennsylvania Escrow Requirements

    The sixth sentence in the eighth paragraph on the cover page of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Investors (other than Pennsylvania investors, who will receive a similar one-time distribution upon their admission) who invest prior to the minimum offering size being achieved will receive, upon admission into Fund Sixteen, a one-time distribution equal to the distribution rate, as determined by Fund Sixteen, pro-rated for each day their funds were held in escrow, but without any interest on their escrowed funds.

    The disclosure on the cover page of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby amended by adding as the ninth paragraph thereof the following:

    Note to Pennsylvania investors:  Because the minimum amount of this offering is less than $25,000,000, you are cautioned to carefully evaluate Fund Sixteen’s ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of investments.

    The subheading “Escrow” under the heading “Prospectus Summary” on page 6 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Escrow(1)

    The third paragraph under the heading “Prospectus Summary — Escrow” on page 6 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Investors (other than Pennsylvania investors, who will receive a similar one-time distribution upon their admission) who invest prior to the minimum offering size being achieved will receive, upon admission into Fund Sixteen, a one-time distribution equal to the distribution rate, as determined by Fund Sixteen, pro-rated for each day their funds were held in escrow, but without any interest on their escrowed funds.

    The first sentence in the paragraph under the heading “Prospectus Summary — Plan of Distribution” on page 10 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    The initial closing of the offering for the shares will be held after subscriptions for at least the minimum offering amount of $1,200,000 have been received by the escrow agent (excluding subscriptions from residents of Pennsylvania(1))

    The disclosure under the heading “Prospectus Summary” on page 10 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby amended by adding the following footnote at the bottom thereof:
______________________
(1) If you are a Pennsylvania resident, your investment is further subject to the conditions that (i) it must be held in escrow until at least $12,500,000 (5.0% of the offering of $250,000,000) has been received; and (ii) you are offered the opportunity to rescind your investment if $12,500,000 has not been received within 120 days following the date your funds are received by the escrow agent, and every 120 days thereafter, during the offering period in Pennsylvania.  In addition, your investment will be held in escrow until the end of the 120-day period following the effective date of the offering during which your money was received.  During this period, aggregate subscriptions of $12,500,000 must be received and accepted for you to be admitted as a shareholder or you will have the option to have your investment refunded.

    The fourth sentence in the first paragraph under the heading “Plan of Distribution — Segregation of Subscription Payments” on page 137 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Fund Sixteen will do so beginning on the effective date of this prospectus and until it has accepted subscriptions for shares comprising the minimum offering amount of $1,200,000 (or $12,500,000 in the case of residents of Pennsylvania) and the subscribers have been admitted as shareholders on the Initial Closing Date (or a subsequent closing date in the case of Pennsylvania residents).

    The fifth sentence in the first paragraph under the heading “Plan of Distribution — Segregation of Subscription Payments” on page 137 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Investors (other than Pennsylvania investors, who will receive a similar one-time distribution upon their admission) who invest prior to the minimum offering size being achieved will receive, upon admission into Fund Sixteen, a one-time distribution equal to the distribution rate, as determined by Fund Sixteen, for each day their funds were held in escrow, but without any interest on their escrowed funds.

    The fourth sentence in the second paragraph under the heading “Plan of Distribution — Segregation of Subscription Payments” on page 137 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    The Initial Closing Date will be as soon as practicable after Fund Sixteen receives and accepts subscriptions for shares comprising the minimum offering amount of $1,200,000, excluding, for this purpose, subscriptions from residents of Pennsylvania.

    The fifth sentence in the second paragraph under the heading “Plan of Distribution — Segregation of Subscription Payments” on page 137 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Once subscriptions have been received comprising the minimum offering amount of $12,500,000 including subscriptions from residents of Pennsylvania, Fund Sixteen will release from escrow all subscription payments in escrow and terminate the escrow agreement.

    The paragraph under the heading “Plan of Distribution — Segregation of Subscription Payments” on page 138 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby amended by adding as the second sentence thereof the following:

    For a subscriber from Pennsylvania, this will happen if an offering amount of $12,500,000 has not been received within 120 days of the escrow agent’s receipt of his or her subscription, and the subscriber has elected to rescind his or her subscription.  Fund Sixteen will apply the same procedure to return subscription payments which are held in the escrow account for one year from the date of this prospectus.

    The first sentence in the second paragraph under the heading “Subscriptions — How to Subscribe” on page 141 of the Prospectus, as amended by Supplement No. 1 and Supplement No. 2, is hereby replaced in its entirety with the following:

    Until subscriptions for the minimum offering amount of $1,200,000 (or $12,500,000 in the case of residents of Pennsylvania) are received by Fund Sixteen, checks for the purchase of shares should be made payable to “UMB Bank, N.A., Escrow Agent for ICON Fund 16.”